

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 29, 2010

Donald C. Supcoe
Senior Vice President, Secretary and General Counsel
Energy Corporation of America
4643 South Ulster Street
Suite 1100
Denver, Colorado 80237

      Re: **Energy Corporation of America**
                Registration Statement on Form S-1
                Filed April 1, 2010
                File No. 333-165833

Dear Mr. Supcoe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. Please file all omitted exhibits, including the opinions of counsel regarding trust and tax matters. Also ensure that you file all material contracts. Note that you will need to allow time for our review once you file all these documents.

3. In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit.   Also include updated disclosure, and monitor your need to provide updated financial statements and auditor's consents, and advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

4. Provide for our review and comment any graphics or other artwork you propose to include in the prospectus.

5. We may issue further engineering comments on the disclosure contained in this filing in a subsequent comment letter.

Cover Page

6. You state that Energy Corporation of America ("ECA") has formed the trust and will convey certain royalty interests and natural gas hedging contracts to the trust in exchange for "a distribution from the net proceeds of this offering." Please clarify if ECA will ultimately receive the *entire* net proceeds of this offering. Clarify that the trust will not retain any of the proceeds from this offering, as any such proceeds will be used to repay the demand note to ECA.

7. Please revise the cover page to indicate that after the offering ECA will own common and subordinated units representing 43.9% of the trust units (36.4% if the underwriters exercise their over-allotment option in full) and that the other 6.1% will be owned by private unit holders.

8. Please indicate that ECA may receive an incentive distribution equal to 50% of the amount by which the cash available for distribution by the trust to the unit holders exceeds 120% of the target threshold. Also indicate that the other 50% of this amount

will be used to pay the $5 million that ECA incurred to secure hedging contracts for the trust.

9. Please delete the designation "Joint Bookrunning Managers" from the cover page. You may include this information on the back cover of the prospectus.

10. In the map preceding the Table of Contents, please clarify what "AMI" means.

Summary

ECA Marcellus Trust, I

11. You state that the trust will be entitled to receive 90% of the proceeds from the sale of production of natural gas *attributable to ECA's interest* in the Producing Wells and 50% of the proceeds from the sale of production of natural gas *attributable to ECA's interest* in the PUD Wells. Please clarify the percentage of proceeds attributable to ECA's interest in the Producing Wells and the PUD Wells and, taking this into account, the percentage of net proceeds to which the trust will be entitled in the Producing Wells and the PUD Wells. If there are third parties who have material interests in the Producing Wells and PUD Wells, please disclose these.

12. Once you have chosen the trustee, please identify the trustee in this section, and file the amended and restated trust agreement.

13. Please explain why the assumed prices received for the natural gas production is capped at $9.00 per MMBtu starting in 2025.

14. Please expand the risk factors subsection on page 11 to discuss in bullet point the key risk factors, with prominence equal that of the discussion of the key investment considerations starting on page 7.

Target distributions, page 5

15. We note your disclosure of the subordination threshold, target distribution, and incentive threshold, and the amount of cash available for distribution assuming the amount of cash available equals the target distribution. Please provide a hypothetical example of the distributions that will be received by ECA if the amount of distributions per trust unit exceeded the incentive threshold.

Structure of the trust, page 8

16. Please revise to indicate that ECA will only own 18.9% of the trust units (11.4% if the over-allotment option is exercised in full) and that private investors will own

6.1% of the trust units. Also, the diagram appears to indicate that the trust owns interest in ECA, rather than vice versa. Please revise.

Risk Factors

The trust will treat each purchaser of trust units as having the same economic …, page 35

17. Please include a separate risk factor discussing the fact that the trust will adopt positions that may not conform to all aspects of existing Treasury Regulations.

Forward-Looking Statements, page 38

18. Please note that the safe harbor set forth in Section 27A is not available for initial public offerings. Please revise this section accordingly.

Use of Proceeds, page 39

19. You state that if the proceeds decrease due to a lower initial public offering price, the trust will decrease the amount of proceeds paid to ECA's subsidiary. If this is the case, please clarify if the trust will owe any additional amounts to ECA's subsidiary, which must be paid by another means.

20. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses by ECA. In that regard, it is insufficient to indicate only that the proceeds will be used for "general corporate purposes, including for the drilling of the PUD Wells." Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. Refer generally to Item 504 of Regulation S-K. Disclose the total amount ECA will need in order to drill all of the PUD Wells by March 31, 2013.

Target distributions and subordination and incentive thresholds, page 55

21. Please include a statement regarding management's intention regarding the furnishing of updated projections. See Item 10(b) of Regulation S-K.

The underlying properties, page 64

22. Please ensure that you have provided all of the disclosure required by Item 101 of Regulation S-K. In this regard, describe your customers and identify any customers that account for more than 10% of the revenues generated from the underlying properties, if any.

23. Please include the results of your hedge and other derivatives in the historical results from the producing wells.

Discussion and analysis of historical results from the producing wells, page 65

24. Please provide all of the disclosure required by Item 303 of Regulation S-K, including an expansion of your discussion and analysis of historical results and the inclusion of a discussion of your liquidity and capital resources. We may have further comment upon reviewing your responses.

Description of royalty interests, page 76

25. We note that the PUD wells are only burdened by interests that in total would not exceed 12.5% and that if such burdens are in excess of 12.5% the trust will receive payments with respect to the PUD Royalty Interest as if the burdens affecting the PUD wells were in total 12.5%. Please explain how this limitation on the payments from the PUD royalties work in practice, including whether such limitation prevents the trust from realizing its 50% royalty in the PUD wells because such interest exceeds 12.5%.

Federal income tax considerations, page 93

26. Please eliminate any suggestion that this section is a summary by indicating that you discuss all of the material tax consequences of the offering.

27. Please revise the statement at page 94 that certain persons "should consult their own tax advisors," although you may suggest this course of action.

28. Advise us whether you or counsel are aware of any circumstances in which similar securities were accorded the treatment you propose by the IRS.

Certain transactions, page 121

29. In the table on page 121, please provide the private investors' percentage interest in the drilling program after the purchase by ECA.

Financial Statements

General

30. We understand that you will be updating the financial statements by May 17, 2010 to comply with Rule 3-12 of Regulation S-X.

<u>Financial Statements – Underlying PDP Properties</u>

<u>Statement of Historical Revenues and Direct Operating Expenses for the Six Months Ended December 31, 2009, page F-3</u>

<u>Note 2 – Basis of Presentation, page F-4</u>

31. We note your disclosure stating that historical financial statements reflecting financial position, results of operations and cash flows on a GAAP basis are not presented as such information is not readily available on an individual property basis and not meaningful to the underlying PDP Properties. We are not convinced that your abbreviated presentation will suffice; however, in the event that you are persuasive, we expect you would need disclosure to explain why you do not believe such historical financial statements would be meaningful.

    We understand that you have looked to the guidance in SAB Topic 2:D in deciding that you would present only the statements of revenues and direct operating expenses for the four producing properties. However, since the activities of the properties to be conveyed will constitute predecessor operations, we would ordinarily expect that you would need to provide a complete set of historical financial statements, prepared in accordance with GAAP and audited for all periods presented, to comply with Rules 3-01 and 3-02 of Regulation S-X. We would also expect that these financial statements would cover all of the property interests to be conveyed, rather than only the four producing properties, given that all of the interests relate to either developed or undeveloped reserves, where financial details would be relevant to providing a historical context for understanding the property interests identified for conveyance.

    We expect that historical financial statements would reflect the proper accounting for the related acquisition, exploration and development costs, and would be accompanied by disclosures pertaining to all of the property interests to be conveyed, including reserves and the standardized measure of discounted future net cash flows required by FASB ASC Section 932-235-50.

<u>Unaudited Pro Forma Financial Information – ECA Marcellus Trust I, page F-12</u>

<u>Note 4 – Pro Forma Adjustments, page F-17</u>

32. We note your disclosure on page F-12 and under point (a) indicating the issuance of 18 million trust units would be valued at $360 million. Please expand your disclosure to explain how your approach in valuing the 4.5 million subordinated units, using the same price as for the 13.5 million common units, would properly reflect the differences in the terms of these securities if that is your view.

33. Please expand your pro forma presentation to include a tabulation showing the reserves and standardized measure of discounted future net cash flows associated with the royalty interests to be conveyed by ECA to ECA Marcellus Trust I, broken down according to the 4 producing wells, the remaining 10 developed wells, and the 52 undeveloped wells.

Liquidity and capital resources, page ECA-18

34. We note your statement that "[m]anagement believes that cash generated from oil and natural gas operations, together with the liquidity provided by existing cash balances and permitted borrowings, will be sufficient to satisfy commitments for capital expenditures of $83.0 million, debt service obligations, working capital needs and other cash requirements for the current fiscal year." However, we note that last year cash flows from operations were $53.9 million, that cash flows from operations for the six months ended December 31, 2009 were $6.6 million, that you currently have cash and cash equivalents of ($94,000), and that your borrowing capacity is $1 million under the term loan, $25.4 million under the revolving loan, and $1 million under the unsecured revolving line of credit. Given your current financial situation, please explain why you believe that your current cash balances, along with your cash flow from operations and existing borrowing capacity, will be adequate to meet your liquidity needs over the next twelve months. If you do not have sufficient capital for the next twelve months, quantify the amount of financing you will need and prioritize the types of activities you will be able to conduct depending on the amount of capital resources you are able to obtain, including a discussion of whether you will have enough capital to drill the PUD wells.

Undertakings, page II-3

35. Please include the undertaking required by Item 512(f) of Regulation S-K to the extent applicable. See Compliance and Disclosure Interpretations of Regulation S-K Section 245 for guidance.

Engineering comments

Summary, page 2

36. We note the disclosure of 104.6 billion cubic feet of proved gas reserves. Please submit to us the petroleum engineering reports – in hard copy and electronic spreadsheet format - you used as the basis for your March 31, 2010 proved reserves. The report should include:

   a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

     b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

     c) Individual income forecasts for each of the three largest wells (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;

     d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of these six largest properties. Please include support for any PUD locations that are not adjacent to productive wells.

     e) Narrative for the determination of your net proved reserves from the Underlying Properties. You may contact us for assistance in this or any other matter.

<u>The Underlying Properties, page 64</u>

37. Please expand your disclosure to provide the following information. We have included reference to the specific sections of Subpart 1200 of Regulation S-K requiring these disclosures. While we understand that you only earn royalty interests and are not responsible for managing or bearing the costs of the well development activities, we believe that providing the disclosures required under Items 1203 through 1208 for the properties underlying your royalty interests would be informative to readers.

- A description of the technologies used to establish the appropriate level of certainty for the reserve estimates you disclose – Item 1202(a)(6)

- A description of the internal controls used in your reserve estimation effort including those required to ensure that information taken from third party reports is properly disclosed in your filing – Item 1202(a)(7)

- A discussion of material changes in proved undeveloped reserves that occurred during each period covered by the report, including quantities converted to proved developed reserves – Item 1203(b)

- A discussion of investments (e.g. capital expenditures) and progress made during each year to convert proved undeveloped reserves to proved developed reserves – Item 1203(c).

- A discussion covering the extent of drilling and exploratory efforts, including the number of productive and dry exploratory and development wells, and other exploratory and development activities – Item 1205

- A description of present activities underway as of year-end or in close proximity to the date of filing your report – Item 1206

- The number of gross and net productive wells, separately for oil and gas, and total gross and net *productive* acreage – Item 1208(a)

- The number of gross and net *unproductive* acreage – Item 1208(b)

Summary Reserve Reports, Annex A

38. We note that the closing paragraphs on pages A-6 and A-12 state in part that the reports were prepared for the exclusive use and sole benefit of ECA Marcellus Trust I and ECA and may not be put to other use without Ryder Scott Company, L.P.'s prior written consent for such use. As Item 1202(a)(8) of Regulation S-K requires the reports, please obtain and file revised versions which retain no language that could suggest either a limited audience or a limit on potential investor reliance.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704 with questions about the engineering comments. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any other questions.

Sincerely,

A. Nguyen Parker
Branch Chief

cc: S. Donahue
L. Dang
K. Hiller
R. Winfrey
D. Oelman